QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 3.1

SECOND
RESTATED CHARTER
OF
RFS HOTEL INVESTORS, INC.

        1.    Name.    The name of the corporation (which is hereinafter called the "Corporation") is RFS Hotel Investors, Inc.

        2.    For Profit.    The Corporation is for profit.

        3.    Principal and Registered Office.    The address of the Corporation's registered office and its principal office is 1213 Park Place Center, Suite 200, Memphis, Shelby County, Tennessee 38119.

        4.    Registered Agent.    The name of the Corporation's registered agent at that office is Robert M. Solmson.

        5.    Authorized Capital Stock.    The total number of shares of stock which the Corporation has authority to issue is one hundred million (100,000,000) shares of Common Stock, $.01 par value per share, and five million (5,000,000) shares of Preferred Stock, $.01 par value per share.

        The Preferred Stock may be issued from time to time by the Board of Directors of the Corporation, in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions as may be fixed by the Board of Directors.

        6.    Directors.

          (a)  The Corporation shall have a Board of Directors consisting of not less than three (3) nor more than nine (9) members unless otherwise determined from time to time by resolution adopted by the affirmative vote of at least 80% of the members of the Board of Directors. However, the number of directors shall never be less than the minimum number required by the Tennessee Business Corporation Act. A director need not be a shareholder. Directors shall be divided into three (3) classes as nearly equal in number as possible. The initial term of Class I directors shall expire at the annual shareholder meeting in 1994. The initial term of Class II directors shall expire at the annual shareholder meeting in 1995 and the initial term of the Class III director shall expire at the annual shareholder meeting in 1996. At each annual shareholder meeting, the shareholders shall elect one or more directors to serve a three-year term of the class of directors whose term is expiring at such annual meeting and until their successors are elected and qualify.

          (b)    Initial Directors.    The following persons are the initial directors of the Corporation, to serve until their successors are elected and qualified:

Name	Class	Term Expires
John W. Stokes, Jr.	Class I	1994
Michael S. Starnes	Class I	1994
Bruce E. Campbell, Jr.	Class II	1995
H. Lance Forsdick	Class II	1995
Robert M. Solmson	Class III	1996

          (c)    Independent Directors.    Notwithstanding anything herein to the contrary, at all times (except during a period not to exceed sixty (60) days following the death, resignation, incapacity or removal from office of a director prior to expiration of the director's term of office), a majority of the Board of Directors shall be comprised of persons who are not officers or employees of the Corporation or "Affiliates" of (i) any advisor to the Corporation under an advisory agreement, (ii) any lessee of any property of the Corporation, (iii) any subsidiary of the Corporation or (iv) any partnership which is an Affiliate of the Corporation.

          (d)    Definition of Affiliate.    For purposes of the foregoing subsection, "Affiliate" of a person shall mean (i) any person that, directly or indirectly, controls or is controlled by or is under common control with such person, (ii) any other person that owns, beneficially, directly or indirectly, five percent (5%) or more of the outstanding capital stock, shares or equity interests of such person, or (iii) any officer, director, employee, partner or trustee of such person or any person controlling, controlled by or under common control with such person (excluding trustees and persons serving in similar capacities who are not otherwise an Affiliate of such person). The term "person" means and includes individuals, corporations, general and limited partnerships, stock companies or associations, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts, or other entities and governments and agencies and political subdivisions thereof. For the purposes of this definition, "control" (including the correlative meanings of the terms "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, through the ownership of voting securities, partnership interests or other equity interests.

          (e)    Amendment of this Article.    Notwithstanding any other provisions of this Charter or the Bylaws of the Corporation (and notwithstanding that some lesser percentage may be specified by law, this Charter or the Bylaws of the Corporation), the provisions of this Article 6 shall not be amended, altered, changed or repealed without the affirmative vote of at least 80% of the members of the Board of Directors or the affirmative vote of the holders of not less than 75% of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting separately as a class.

        7.    Limitation on Indebtedness.    The Corporation may not incur or allow to exist as of the end of any month Indebtedness (as defined below) in an amount in excess of thirty percent (30%) of the Corporation's investment in hotel properties, at cost, and after giving effect to the Corporation's use of proceeds from any Indebtedness. For purposes of the foregoing restrictions, "Indebtedness" of the Corporation shall mean all obligations of the Corporation, its subsidiaries or any partnership in which the Corporation serves as general partner, for borrowed money (including all notes payable and drafts accepted representing extensions of credit) and all obligations evidenced by bonds, debentures, notes or other similar instruments on which interest charges are customarily paid, including obligations under capital leases.

        8.    Dividends.    All shares of Common Stock will participate equally in dividends payable to holders of shares of Common Stock when and as declared by the Board of Directors and in net assets available for distribution to holders of shares of Common Stock upon liquidation or dissolution.

        9.    Preemptive Rights.    No holder of shares of capital stock of the Corporation shall have any preemptive or preferential right to subscribe to or purchase (i) any shares of any class of the Corporation, whether now or hereafter authorized; (ii) any warrants, rights, or options to purchase any such shares; or (iii) any securities or obligations convertible into any such shares or into warrants, rights, or options to purchase any such shares.

        10.    Limitation on Liability to Shareholders.    To the maximum extent that Tennessee law in effect from time to time permits limitation of the liability of directors and officers, no director or officer of the Corporation shall be liable to the Corporation or its shareholders for money damages. Neither the amendment nor repeal of this provision, nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this provision, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

        11.    Indemnification.    Any word or words defined in Part 5 of Chapter 18 of Title 48 of the Tennessee Code Annotated, as amended from time to time (the "Indemnification Section") used in this Article 11, shall have the same meaning as provided in the Indemnification Section.

        The Corporation shall indemnify and advance expenses to a director, officer, employee or agent of the Corporation in connection with a proceeding to the fullest extent permitted by and in accordance with the Indemnification Section.

        12.    Insurance.    The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who, while a director, officer, employee or agent of the Corporation is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against liability asserted against or incurred by such person in that capacity or arising from such person's status as a director, officer, employee or agent, whether or not the Corporation would have power to indemnify such person against the same liability under the Indemnification Section.

        13.    REIT Status.    The Corporation shall seek to elect and maintain status as a real estate investment trust ("REIT") under Sections 856-860 of the Internal Revenue Code of 1986, as amended from time to time (the "Code"). It shall be the duty of the Board of Directors to ensure that the Corporation satisfies the requirements for qualification as a REIT under the Code, including, but not limited to, the ownership of its outstanding stock, the nature of its assets, the sources of its income, and the amount and timing of its distributions to its shareholders.

        14.    Restrictions on Transfer.

          (a)    Affidavits of Transferees.    Whenever it is deemed by the Board of Directors to be prudent in protecting the tax status of the Corporation as a REIT under the Code and regulations issued under the Code, the Board of Directors may require to be filed with the Corporation a statement or affidavit from each proposed transferee of shares of capital stock of the Corporation setting forth the number of shares already owned by the transferee and any related person(s) specified in the form prescribed by the Board of Directors for that purpose. Any contract for the sale or other transfer of shares of capital stock of the Corporation shall be subject to this provision.

          (b)    Affidavits of Shareholders.    Prior to any transfer or transaction which would cause a shareholder to own, directly or indirectly, shares in excess of the "Limit" as defined in paragraph (d) of this Article 14, and in any event upon demand of the Board of Directors, such shareholder shall file with the Corporation an affidavit setting forth the number of shares of capital stock of the Corporation (a) owned directly and (b) owned indirectly by the person filing the affidavit. For purposes of this paragraph (b), shares of capital stock not owned directly shall be deemed to be owned indirectly by a person if that person would be the beneficial owner of such shares for purposes of Rule 13d-3, or any successor rule thereto, promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") and/or would be considered to own such shares by reason of the attribution rules in Section 544 (as modified by Section 856(h)) of the Code or the regulations issued thereunder.

        The affidavit to be filed with the Corporation shall set forth all information required to be reported in returns filed by shareholders under Treasury Regulation § 1.857-9 issued under the Code or similar provisions of any successor regulation, and in reports to be filed under Section 13(d), or any successor rule thereto, of the Exchange Act. The affidavit, or an amendment thereto, shall be filed with the Corporation within ten (10) days after demand therefor and at least fifteen (15) days prior to any transfer or transaction which, if consummated, would cause the filing person to hold a number of shares of capital stock of the Corporation in excess of the "Limit" as defined in paragraph (d) of this Article 14. The Board of Directors shall have the right but shall not be required, to cause the

Corporation to refuse to permit the transfer of any shares of capital stock of the Corporation purportedly transferred other than in compliance with the provisions of this paragraph (b).

          (c)    Void Transfers.    Any acquisition of shares of capital stock that (i) causes any person's ownership to exceed the Limit (as defined in Section 14(d)) or (ii) would result in the disqualification of the Corporation as a REIT under the Code shall be void ab initio to the fullest extent permitted under applicable law and the intended transferee of those shares shall be deemed never to have had an interest therein. If the foregoing provision is determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the transferee of those shares shall be deemed, at the option of the Corporation, to have acted as agent on behalf of the Corporation in acquiring those shares and to hold those shares on behalf of the Corporation.

          (d)    Excess Shares.    Notwithstanding any other provision hereof to the contrary and subject to the provisions of paragraph (e) of this Article 14, no person shall at any time directly or indirectly own in the aggregate more than 9.9% of the outstanding shares of capital stock of the Corporation (the "Limit"). Shares which but for this Article 14 would be owned by a person and would, at any time, be in excess of the Limit shall be deemed "Excess Shares." For the purpose of determining ownership of Excess Shares, "ownership" of shares shall be deemed to include shares constructively owned by a person under the provisions of Section 544 (as modified by Section 856(h)) of the Code. All shares of capital stock of the Corporation which any person has the right to acquire upon exercise of outstanding rights, options and warrants, and upon conversion of any securities convertible into those shares, if any, shall be considered outstanding for purposes of determining the applicable Limit if such inclusion will cause such person to own more than the Limit. The Board of Directors shall have the right, but shall not be required, to refuse to permit the transfer of shares of capital stock on the books of the Corporation if, as a result of the proposed transfer, any person would hold or be deemed to hold Excess Shares.

          (e)    Exemptions.    The Limit set forth in paragraph (d) of this Article 14 shall not apply to the acquisition of shares of capital stock of the Corporation by an underwriter in a public offering of those shares or in any transaction involving the issuance of shares of capital stock by the Corporation in which the Board of Directors determines that the underwriter or other person or party initially acquiring those shares will timely distribute those shares to or among others so that, following such distribution, none of those shares will be deemed to be Excess Shares. The Board of Directors in its discretion may exempt from the Limit and from the filing requirements of paragraph (b) of this Article 14 ownership or transfers of certain designated shares of capital stock of the Corporation while owned by or transferred to a person who has provided the Board of Directors with evidence and assurances acceptable to the Board of Directors that the qualification of the Corporation as a REIT under the Code and the regulations issued under the Code would not be jeopardized thereby.

          (f)    Redemption of Excess Shares.    At the discretion of the Board of Directors, any or all Excess Shares may be redeemed by the Corporation. Written notice of redemption (the "Notice") shall be provided to the purported transferee of the Excess Shares not less than one week prior to the redemption date (the "Redemption Date") determined by the Board of Directors and included in the Notice. The redemption price per share to be paid for Excess Shares will be equal to the lesser of (i) (a) the closing price per share of the shares on the principal national securities exchange on which the shares are listed or admitted to trading on the date of Notice, or (b) if the shares are not so listed or admitted to trading, the closing bid price on the date of Notice as reported on the National Association of Securities Dealers, Inc. System, if quoted thereon (the price per share determined under clause (a) or (b) being herein defined as the "Market Price"), or (c) if a Market Price is not determinable in accordance with either clause (a) or (b) of this sentence, the net asset value per share on the date of Notice determined in good faith by the Board of Directors, (ii) the Market Price on the date on which the person would but for this

  Article 14 have been deemed to acquire ownership of the Excess Shares, or (iii) the maximum price allowed under Part 5 of Chapter 35 of Title 48 of the Tennessee Code Annotated. The redemption price for any shares of capital stock of the Corporation so redeemed shall be paid on the Redemption Date. From and after the Redemption Date, the holder of any redeemed shares of capital stock of the Corporation shall cease to be entitled to any distributions or other benefits with respect to redeemed shares, except the right to receive payment of the redemption price fixed as aforesaid.

          (g)    Application of Article.    Nothing contained in this Article 14 or in any other provision hereof shall limit the authority of the Board of Directors to take any and all other action as it in its sole discretion deems necessary or advisable to protect the Corporation and the interests of its shareholders by maintaining the Corporation's eligibility to be, and preserving the Corporation's status as, a REIT under the Code.

          (h)    Definition of "Person".    For purposes of this Article only, the term "person" shall include individuals, corporations, limited partnerships, general partnerships, joint stock companies or associations, joint ventures, associations, consortia, companies, trusts, banks, trust companies, land trusts, common law trusts, business trusts, or other entities and governments and agencies and political subdivisions thereof.

          (i)    Severability.    If any provision of this Article 14 or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issue, the validity of the remaining provisions shall not be affected and other applications of such provisions shall be affected only to the extent necessary to comply with the determination of that court.

          (j)    Legend.    Certificates representing shares of capital stock of the Corporation shall bear a legend referencing the restrictions set forth in this Article 14.

Dated: _________________________, 1995.

[Filed with the State of Tennessee on March 6, 1995]

QuickLinks

SECOND RESTATED CHARTER OF RFS HOTEL INVESTORS, INC.